

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 5, 2017

<u>Via E-mail</u>
Jeffrey P. Lucas
Chief Financial Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, NY 12533

> **Re:** **eMagin Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 001-15751**

Dear Mr. Lucas:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery